Exhibit 99.1

Navios Maritime Acquisition Corporation Announces Cash Tender Offer and Consent Solicitation

MONACO – October 29, 2013 – Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA) announced today that Navios Acquisition and its wholly-owned subsidiary, Navios Acquisition Finance (US) Inc. (“Navios Acquisition Finance” and, together with Navios Acquisition, the “Co-Issuers”) have commenced a cash tender offer (the “Tender Offer”) for any and all of their outstanding 8 5/8% First Priority Ship Mortgage Notes due 2017 (the “2017 Notes”) and a consent solicitation to eliminate or modify most of the restrictive covenants and certain events of default, and release the liens for the benefit of the holders on the assets that secure the 2017 Notes, and make other changes to provisions contained in the indenture governing the 2017 Notes (the “Consent Solicitation” and, together with the Tender Offer, the “Offer”).

The Offer is scheduled to expire at 12:00 midnight, New York City time, on November 26, 2013, unless extended or earlier terminated by the Co-Issuers (the “Expiration Time”). Tendered 2017 Notes may be withdrawn at any time at or prior to 5:00 p.m., New York City time, on November 12, 2013, unless extended or earlier terminated by the Co-Issuers (the “Consent Time”). Other than as required by applicable law, tendered 2017 Notes may not be withdrawn after the Consent Time. Holders tendering their 2017 Notes at or prior to the Consent Time will be required to consent to certain proposed amendments to the indenture governing the 2017 Notes.

Holders who validly tender (and do not validly withdraw) their 2017 Notes at or prior to the Consent Time will be eligible to receive total consideration of $1,048.94 per $1,000 principal amount of 2017 Notes, which includes a cash consent payment of $30.00 per $1,000 principal amount of 2017 Notes tendered (the “Consent Payment”). The Offer contemplates an initial payment date, so that holders whose 2017 Notes are validly tendered at or prior to the Consent Time and accepted for purchase should expect to receive payment as early as November 13, 2013.

Holders who validly tender their 2017 Notes after the Consent Time but at or prior to the Expiration Time will not be eligible to receive the Consent Payment, but will be eligible to receive the tender offer consideration of $1,018.94 per $1,000 principal amount of 2017 Notes tendered.

Holders who validly tender (and do not validly withdraw) their 2017 Notes also will be paid accrued and unpaid interest up to, but not including, the applicable date of payment for the tendered 2017 Notes (if such 2017 Notes are accepted for purchase).

The Co-Issuers’ obligation to accept for purchase, and to pay for, 2017 Notes and consents validly tendered and not validly withdrawn pursuant to the Offer is conditioned upon the satisfaction or waiver of certain conditions, including at least 66 2⁄3% in outstanding principal amount of 2017 Notes having been validly tendered (and not withdrawn) and consents with respect thereto having been validly delivered (and not revoked) pursuant to the Offer. In addition, the Offer is conditioned upon the Co-Issuers having completed a new debt financing transaction on terms acceptable to the Co-Issuers.

The terms of the Offer are described in the Co-Issuers’ Offer to Purchase and Consent Solicitation Statement dated October 29, 2013 (the “Offer to Purchase”).

The Co-Issuers have engaged Morgan Stanley & Co. LLC to act as dealer manager and solicitation agent in connection with the Offer. The Co-Issuers have engaged D. F. King & Co., Inc. to act as information agent and tender agent in connection with the Offer. Questions regarding the Offer may be directed to Morgan Stanley & Co. LLC, at (800) 624-1808 (toll-free) or (212) 761-0858 (collect). Requests for documentation relating to the Offer may be directed to D. F. King & Co., Inc., at (800) 769-4414 (toll-free) or (212) 269-5550 (collect).

None of the Co-Issuers, D. F. King & Co., Inc., the dealer manager or the 2017 Notes trustee is making any recommendation as to whether holders should tender the 2017 Notes in response to the Offer.

This press release is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The Offer is being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal and Consent, which sets forth the complete terms of the Offer. The Offer is not being made to holders of 2017 Notes in any jurisdiction in which the making of, or acceptance of, the Offer would not be in compliance with the laws of such jurisdiction.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include statements related to the Offer, including the Expiration Time, the Consent time and possible completion of the Offer, as well as comments regarding expected revenues and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, competitive factors in the market in which Navios Acquisition operates; Navios Acquisition’s ability to maintain or develop new and existing customer relationships, including its ability to enter into charters for its vessels; risks associated with operations outside the United States; and other factors listed from time to time in Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com

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